UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Aspira Women's Health Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

04537Y109
(CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 04537Y109		Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,885,120 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,885,120 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,885,120 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.
This amount excludes 133,333 Shares (as defined herein) underlying Warrants (as defined herein) that the Reporting Person does not currently have the right to acquire due to the Blocker (as defined herein).

2.
This percentage is based on a total of 124,296,388 Shares expected to be outstanding immediately after the August 2022 Offering (as defined herein), assuming no exercise of any Warrants issued in the August 2022 Offering, as disclosed in the Issuer’s prospectus supplement on Form 424B5 filed with the SEC (as defined herein) on August 24, 2022.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,527,850 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,527,850 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,527,850 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount excludes 133,333 Shares underlying Warrants that the Reporting Person does not currently have the right to acquire due to the Blocker.
2.
This percentage is based on a total of 124,296,388 Shares expected to be outstanding immediately after the August 2022 Offering, assuming no exercise of any Warrants issued in the August 2022 Offering, as disclosed in the Issuer’s prospectus supplement on Form 424B5 filed with the SEC on August 24, 2022.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 02, 2019, Amendment No. 11 filed on June 12, 2020, and Amendment No. 12 filed on July 6, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 13 is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 25, 2022, the Issuer consummated an underwritten public offering (the “August 2022 Offering”) consisting of 12,000,000 Shares and 12,000,000 warrants, with each warrant representing the right to purchase one Share at an exercise price of $0.88 per Share (“Warrants”). Each Share was sold together with one Warrant at a price of $0.75 per Share and related Warrant, but the Shares and Warrants issued in the August 2022 Offering were immediately separable. Pursuant to the Form of Warrant, filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the SEC on August 24, 2022, the Warrants are not exercisable if, after giving effect to such exercise, the holder or any of its affiliates would beneficially own more than 4.99% (or, at the election of the holder and after 61 days’ advance notice to the Issuer, 9.99%) of the outstanding Shares immediately after giving effect to the exercise (the “Blocker”).  Subject to the Blocker, the Warrants purchased in the August 2022 Offering are exercisable during the period commencing on August 25, 2022 and ending on August 25, 2027.

In connection with the August 2022 Offering, the Living Trust purchased 133,333 Shares and 133,333 Warrants for an aggregate purchase price of $99,999.75.  However, due to the Blocker (which, as applied to the Reporting Persons, is 4.99% as of the date of the filing of this Amendment No. 13), the Warrants acquired by the Living Trust are not currently exercisable.

The funds used by the Living Trust to purchase the 133,333 Shares and 133,333 Warrants were personal funds of Jack W. Schuler that had been entrusted to the Living Trust.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 5 of 6 Pages
Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 25,885,120 Shares, representing approximately 20.8% of the Shares outstanding. This amount consists of (A) 25,527,850 Shares held by the Living Trust, representing approximately 20.5% of the Shares outstanding and (B) 357,270 Shares held by the Foundation, representing approximately 0.3% of the Shares outstanding.  This amount excludes the 133,333 Shares underlying the Warrants held by the Living Trust, because the Reporting Persons do not currently have the right to acquire such Shares, due to the Blocker.

The foregoing beneficial ownership percentages are based on a total of 124,296,388 Shares expected to be outstanding immediately after the August 2022 Offering, assuming no exercise of any Warrants issued in the August 2022 Offering, as disclosed in the Issuer’s prospectus supplement on Form 424B5 filed with the SEC on August 24, 2022.

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares and Warrants held by the Living Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Mr. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

(c) The response to Item 4 of this Amendment No. 13 is incorporated by reference herein.  Other than the purchases described in Item 4 of this Amendment No. 13, no transactions in the Shares have been effected by the Reporting Persons in the past 60 days.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

/s/ Jack W. Schuler

Name:	Jack W. Schuler
Title:	Trustee

August 29, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).